UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Vion Pharmaceuticals, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  9302947

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Mr. Peter J. Cobos c/o Kingdon Capital Management Corporation,
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                          May 17, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. C573105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation  #13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         555,558 shares (comprised of shares of Class A
         Convertible Preferred Stock convertible into 555,558 shares of common stock)

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         555,558 shares (comprised of shares of Class A
         Convertible Preferred Stock convertible into 555,558 shares of common stock)

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         555,558 shares (comprised of shares of Class A
         Convertible Preferred Stock convertible into 555,558 shares of common stock)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         6.85%

14. Type of Reporting Person

         CO

Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.01 par value (the "Common Stock") of Vion Pharmaceuticals, Inc. ("Vion"). Vion's principal executive office is located at 4 Science Park, New Haven, Connecticut 06511.

Item 2.  Identity and Background

         This statement is being filed on behalf of Kingdon Capital Management Corporation ("KCMC"), a Delaware corporation. KCMC's principal business is to act as an investment adviser; its principal office is at 152 West 57th Street, New York, New York 10019.

         Mr. Mark Kingdon is the sole shareholder, director and executive officer of KCMC. Mr. Kingdon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kingdon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kingdon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 555,558 shares of Common Stock by reason of owning 200,000 shares of Class A Convertible Preferred Stock (the "Preferred Stock"). All 200,000 shares of Preferred Stock are held by entities and managed accounts over which KCMC has investment discretion. The

         200,000 shares of the Preferred Stock were purchased in a privately negotiated transaction at an aggregate cost of $2,000,000. The funds for the purchase of the Preferred Stock held in the entities and managed accounts over which KCMC has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         The shares of Preferred Stock deemed to be beneficially owned by KCMC were acquired for, and are being held for, investment purposes.

         KCMC has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 555,558 shares of Common Stock on the basis of its ownership of 200,000 shares of Preferred Stock convertible into 555,558 shares of Common Stock (a conversion ratio of 2.777777 shares of Common Stock for each full share of Preferred Stock). Assuming immediate conversion of the Preferred Stock, KCMC is deemed to own 555,558 shares of Common Stock. Based on Vion's filing on Schedule 10Q on August 13, 1996, as of June 30, 1996, there were 7,554,206 shares of Common Stock outstanding. Therefore, KCMC is deemed to beneficially own 6.85% of the outstanding shares of Common Stock. KCMC will have the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         KCMC has no contract, arrangement, understanding or relationship with any person with respect to the Common
         Stock.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that have been effected by KCMC since 60 days prior to May 17, 1996.

         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

September 12, 1996



Kingdon Capital Management Corporation


By: /s/ Peter J. Cobos

    __________________________
    Peter J. Cobos, Controller

                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                   Shares of Class A
                   Preferred
                   Convertible Stock   Price Per Share
Date               Purchased           (Not Including Commission)
____               _______________     _________________________

5/17/96                200,000             $10.00










































48400002.AE6